SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Act of 1934
(Amendment No. 3)*

GOODRICH PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

382410-10-8

(CUSIP Number)

Steven N. Machtinger

560 Mission Street

San Francisco, CA 94105

(415) 315-7800

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 382410—10—8	13 D	Page 2 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Alps Investments, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,544,341
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,544,341
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON IV

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 3 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Campbell Associates
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,442
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,442
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON PN

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 4 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Donald M.Campbell Money Purchase Pension Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 262,629
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 262,629
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON PN

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 5 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Daniel H. Case III Living Trust U/A Dated 7/17/00
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 516,286
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 516,286
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON OO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 6 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Estate of Daniel H. Case III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON OO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 7 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Stacey B. Case Living Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,663
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,663
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON OO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 8 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Michael D. Fulton and Katheryn E. Cole
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 869,507
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 869,507
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON IN

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 9 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Laurence L. Spitters
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 210,892
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 210,892
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON IN

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 10 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Hambrecht & Quist California
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,786,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,786,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON CO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 11 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Hambrecht & Quist Group
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,786,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,786,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON CO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 12 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Hambrecht & Quist Guaranty Finance, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,786,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,786,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON OO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 13 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Donald M. Campbell
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 293,518*
	8	SHARED VOTING POWER 3,051,703*
	9	SOLE DISPOSITIVE POWER 293,518*
	10	SHARED DISPOSITIVE POWER 3,051,703*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON IN

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 14 of 27 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Guaranty Finance Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,786,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,786,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14		TYPE OF REPORTING PERSON OO

*  See Item 5 herein.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Introduction.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D is filed by Alps Investments LLC, a Virginia limited liability company (“Alps”); Daniel H. Case III Living Trust U/A Dated 7/17/00 (the “D. Case Trust”); Estate of Daniel H. Case III (the “D. Case Estate”); Stacey B. Case Living Trust (the “S. Case Trust”); Michael D. Fulton & Katheryn E. Cole (“Fulton & Cole”); Laurence L. Spitters (“Spitters”); Campbell Associates, a Nevada family partnership (“Campbell Associates”); Delaware Charter Guaranty Trust Co., Custodian for Donald M. Campbell Money Purchase Pension Plan (the “Plan”); Donald M. Campbell (“Campbell”); Hambrecht & Quist Group, a Delaware corporation (“H&Q Group”), Hambrecht & Quist California, a California corporation (“H&Q California”); Hambrecht & Quist Guaranty Finance LLC, a California limited liability company (“H&Q Guaranty Finance”); and Guaranty Finance Management, LLC, a Delaware limited liability company (“Guaranty Finance Management”, and, together with Alps, the D. Case Trust, the D. Case Estate, the S. Case Trust, Fulton & Cole, Spitters, Campbell Associates, the Plan, Campbell, H&Q Group, H&Q California and H&Q Guaranty Finance, the “Reporting Persons”).  This Amendment No. 3 amends the Original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on October 15, 1999 by certain of the Reporting Persons, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on September 5, 2002 by H&Q Group, H&Q California, H&Q Guaranty Finance, Guaranty Finance Management and Campbell (“Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D filed with the SEC on October 9, 2002 by H&Q Group, H&Q California, H&Q Guaranty Finance, Guaranty Finance Management and Campbell (“Amendment No. 2”).

On February 12, 2002, Alps filed Amendment No. 5 to its Statement on Schedule 13G (as amended to date, the “Alps Schedule 13G”).  On February 13, 2002, Fulton & Cole filed Amendment No. 5 to their Statement on Schedule 13G (as amended to date, the “Fulton & Cole Schedule 13G”).  The Alps Schedule 13G and the Fulton & Cole Schedule 13G are incorporated by reference herein.

All capitalized terms used herein but not otherwise defined herein shall have the meanings given to them in Amendment No. 1.  The Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 (the “Schedule 13D”) is hereby amended as follows:

Item 1.    Security and Issuer.

No change since Amendment No. 2 (“No Change”).

Item 2.    Identity and Background.

No Change, except the following:

The Reporting Persons, except for H&Q Group, H&Q California and Guaranty Finance Management, are stockholders of Goodrich Petroleum Corporation (the “Issuer”) and are acting as a group (the “Group”), as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The address of Campbell is Unit 31, 550 Davis Street, San Francisco, CA 94111.

Alps is a Virginia limited liability company and is an investment company.  Its principal business office is PMB 249, 1718 M. Street, NW, Washington DC 20036.

The D. Case Trust is an investment trust for the benefit of the Estate of Daniel H. Case III.  Its address is PMB 249, 1718 M. Street, NW, Washington DC 20036 c/o Ka Po’e Hana LLC.

The address for the D. Case Estate is PMB 249, 1718 M. Street, NW, Washington DC 20036 c/o Ka Po’e Hana LLC.

The address for the S. Case Estate is PMB 249, 1718 M. Street, NW, Washington DC 20036 c/o Ka Po’e Hana LLC.

Michael D. Fulton and Katheryn E. Cole are United States citizens whose business address is 35-10th Ave. W., Kirkland, WA 98033.  Fulton & Cole’s principal occupation is investments.

Spitters is a United States citizen whose business address is 746 Webster St., Palo Alto, CA 94301.

Campbell Associates is a Nevada family partnership with a business address of Unit 31, 550 Davis Street, San Francisco, CA 94111.

The Plan is a money purchase pension plan.  The address of the beneficiary is Unit 31, 550 David Street, San Francisco, CA 94111.

To the best knowledge of the Reporting Persons, during the last five years none of the Reporting Persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

No Change.

Item 4.    Purpose of Transaction.

No Change, except that on January 16, 2003, the Reporting Persons, except for H&Q Group, H&Q California and Guaranty Finance Management, entered into an Agreement (the “Agreement”) whereby they agreed to form the Group for the purpose of coordinating the disposition of some or all of the Common Stock beneficially owned by them (the “Possible Disposition”).  As of the date of the Agreement, an aggregate of 6,593,483 shares of Common Stock beneficially owned by the Reporting Persons is subject to the Agreement (the “Group Shares”).  This amount excludes any shares of Common Stock issuable to a Reporting Person upon conversion of the Issuer’s Series A Preferred Stock.

Pursuant to the terms of the Agreement, each Reporting Person has agreed that for 150 days from the date of the Agreement, without the consent of Reporting Persons representing at least 75% of the shares of Common Stock subject to the Agreement, that such Reporting Person will not, and will not agree or commit to (by grant of options or otherwise), sell, transfer, assign or otherwise dispose of the Common Stock beneficially owned or hereafter acquired by such Reporting Person except (i) in a corporate transaction requiring the approval of the holders of a majority of the outstanding Common Stock and as to which the requisite approval of the Issuer’s stockholders shall have been obtained, (ii)

 pursuant to an offer to purchase not less than all outstanding shares of Common Stock (other than the shares owned by the offeror or offerors), which the Issuer’s Board of Directors shall not have determined is inadequate or not in the best interests of the stockholders of the Issuer as a whole, and which an independent investment banker of national reputation as the Issuer may select, shall have determined to be fair and equitable to the Issuer’s stockholders from a financial point of view, (iii) pursuant to an offer to purchase less than all outstanding shares of Common Stock; provided, that the offeror or offerors have entered into an agreement of merger or consolidation or similar agreement with the Issuer that has been approved by a majority of the Issuer’s Board of Directors, and which is to be submitted to the stockholders of the Issuer for approval; or (iv) by gift, will or pursuant to the laws of descent and distribution; provided, that any recipient of shares of Common Stock pursuant to such permitted sale, transfer, assignment or disposition shall be bound by the Agreement as if a signatory thereto.

Nothing in the Agreement restricts the rights of any Reporting Person to vote (including, without limitation, the right of any Reporting Person to vote as he, she or it wishes on the Possible Disposition), and nothing in the Agreement restricts the rights of any Reporting Person to sell or dispose of shares of the Common Stock except as specifically set forth in the Agreement. Under the Agreement, there are no grants of proxies as to voting the Group Shares.

The Group’s current desire is to sell the Group Shares at a price which reflects the value of the Issuer’s assets, which the Group believes to be significantly greater than the price at which the Common Stock has been trading recently.   The Group expects to value the Group Shares using the Estimated Net Proved Oil and Gas Reserves and the related Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves prepared by the Issuer’s independent petroleum engineering consultants and the other financial information provided in the Issuer’s audited financial statements.

Notwithstanding the foregoing and the terms of the Agreement, there are no agreements as to the possible form of any coordinated disposition and no prediction can be made as to whether the Possible Disposition will occur.  Moreover, the Reporting Persons, subject to the terms of the Agreement which restrict certain actions as described above, reserve the right in their sole discretion to (i) abandon both their intention to dispose of some or all of the Common Stock beneficially owned by them, (ii) cease discussions about a coordinated transaction with any or all of such other Reporting Persons and (iii) withdraw as a member of the Group.

Item 5.    Interest in Securities of Issuer.

No Change, except for the following:

The Reporting Persons have formed a Group.  1,440 shares of Common Stock disclosed in Amendment No. 2 as being beneficially owned by Campbell are no longer beneficially owned by him.  The following chart amends and restates the chart in Item 5 in Amendment No. 2 and the related disclosure:

Reporting Person	Sole Power(1) to Vote	Shared Power(1) to Vote	Sole Power(1) to Dispose	Shared Power(1) To Dispose	Percentage(1) Of Class (not as a Group)	Aggregate(2)(3) Beneficial Ownership	Percentage(2) (3) Of Class (as a Group)

Alps	1,544,341	0	1,544,341	0	8.4%	6,641,910	32.8%

D. Case Trust	516,286	0	516,286	0	2.9%	6,641,910	32.8%

D. Case Estate	27,000	0	27,000	0	0.15%	6,641,910	32.8%

S. Case Trust	128,663	0	128,663	0	0.72%	6,641,910	32.8%

Fulton & Cole	0	869,507	0	869,507	4.8%	6,641,910	32.8%

Spitters	210,092	0	210,892	0	1.2%	6,641,910	32.8%

Campbell Associates	0	2,442	0	2,442	0.01%	6,641,910	32.8%

H&Q Group	0	2,786,632(3)	0	2,786,632(3)	14.6%	6,641,910	32.8%

H&Q California	0	2,786,632(3)	0	2,786,632(3)	14.6%	6,641,910	32.8%

H&Q Guaranty Finance	0	2,786,632(3)	0	2,786,632(3)	14.6%	6,641,910	32.8%

Campbell	293,518	3,051,703(3)(4)	293,518	3,051,703(3)(4)	18.5%	6,641,910	32.8%

Guaranty Finance Management	0	2,786,632(3)	0	2,786,632(3)	14.6%	6,641,910	32.8%

(1)   Calculated in accordance with Rule 13d-3 of the Exchange Act, excluding shares owned beneficially solely because of the formation of a Group.

(2)   Calculated in accordance with Rule 13d-3 of the Exchange Act, including shares owned beneficially solely because of the formation of a Group.

(3)   Includes shares of Common Stock issuable upon the conversion of the Issuer’s Series A Preferred Stock, which Common Stock is excluded from the Group Shares.

(4)   Includes shares of Common Stock held in the name of Campbell Associates and Delaware Charter Guaranty & Trust Co., Custodian for the Plan.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

No Change, except for the matters disclosed in Item 4 herein.

Item 7.    Material to be Filed as Exhibits.

The following exhibits to this Statement on Schedule 13D are filed herewith:

1.             Joint Filing Undertaking as required by Rule 13d-1(k).

2.             Agreement, dated as of January 16, 2003, by and among Alps, Campbell Associates, the Plan, the D. Case Trust, the D. Case Estate, the S. Case Trust, Fulton & Cole, H&Q Guaranty Finance and Spitters.

SIGNATURE

Each party, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2003

HAMBRECHT & QUIST GROUP

By:	/s/ Steven N. Machtinger
Name: Steven N. Machtinger
Title: Vice President

HAMBRECHT & QUIST CALIFORNIA

By:	/s/ Steven N. Machtinger
Name: Steven N. Machtinger
Title: General Counsel

HAMBRECHT & QUIST GUARANTY FINANCE, LLC

By:	/s/ David Golden
Name: David Golden
Title: Member of Management Committee

/s/ Donald M. Campbell
Donald M. Campbell

GUARANTY FINANCE MANAGEMENT, LLC

By:	/s/ Donald M. Campbell
Donald M. Campbell
Chief Executive Officer and Manager

ALPS INVESTMENT, LLC

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

CAMPBELL ASSOCIATES

By:	/s/ Donald M. Campbell
Name:	Donald M. Campbell
Title:	General Partner

DONALD M. CAMPBELL MONEY PURCHASE PENSION PLAN

By:	/s/ Donald M. Campbell
Donald M. Campbell
Beneficiary

DANIEL H. CASE III LIVING TRUST U/A DATED 7/17/00

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

ESTATE OF DANIEL H. CASE

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

STACEY B. CASE LIVING TRUST

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

MICHAEL D. FULTON

By:	/s/ Michael D. Fulton

KATHERYN E. COLE

By:	/s/ Katheryn E. Cole

LAURENCE L. SPITTERS

By:	/s/ Donald M. Campbell
Donald M. Campbell
Attorney-in-Fact*

* Pursuant to a Power-of-Attorney granted to Donald M. Campbell in the Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Exchange Act, the undersigned hereby agree to the joint filing with each other on behalf of each of them a statement on Schedule 13D with respect to the Common Stock deemed to be beneficially owned by each of them.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness or accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information contained therein concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 22nd day of January, 2003.

HAMBRECHT & QUIST GROUP

By:	/s/ Steven N. Machtinger
Name:	Steven N. Machtinger
Title:	Vice President

HAMBRECHT & QUIST CALIFORNIA

By:	/s/ Steven N. Machtinger
Name:	Steven N. Machtinger
Title:	General Counsel

HAMBRECHT & QUIST GUARANTY FINANCE, LLC

By:	/s/ David Golden
Name:	David Golden
Title:	Member of Management Committee

/s/ Donald M. Campbell
Donald M. Campbell

GUARANTY FINANCE MANAGEMENT, LLC

By:	/s/ Donald M. Campbell
Donald M. Campbell
Chief Executive Officer and Manager

ALPS INVESTMENT, LLC

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

CAMPBELL ASSOCIATES

By:	/s/ Donald M. Campbell
Name:	Donald M. Campbell
Title:	General Partner

DONALD M. CAMPBELL MONEY PURCHASE PENSION PLAN

By:	/s/ Donald M. Campbell
Donald M. Campbell
Beneficiary

DANIEL H. CASE III LIVING TRUST U/A DATED 7/17/00

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

ESTATE OF DANIEL H. CASE

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

STACEY B. CASE LIVING TRUST

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

MICHAEL D. FULTON

By:	/s/ Michael D. Fulton

KATHERYN E. COLE

By:	/s/ Katheryn E. Cole

LAURENCE L. SPITTERS

By:	/s/ Donald M. Campbell
Donald M. Campbell
Attorney-in-Fact*

* Pursuant to a Power-of-Attorney granted to Donald M. Campbell in the Agreement